Exhibit 99.1

Points International announces new partnership with The Mileage Company, operators of the UK Airmiles travel rewards programme.

Airmiles' UK members can purchase and gift Airmiles on www.airmiles.co.uk

TORONTO (June 29, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) – owner and operator of the world's leading rewards management website, Points.com, has partnered with the UK Airmiles travel reward program, operated by The Mileage Company. The new partnership means that Airmiles members can now purchase miles for themselves or gift Airmiles to other members via www.airmiles.co.uk.

“The Points.com Buy and Gift value proposition offers a wide range of options allowing Airmiles’ millions of members added flexibility to take full advantage of their miles in a new and innovative way,” said Rob MacLean, CEO for Points.com. “Airmiles is one of the UK's leading coalition reward programs and we are thrilled Airmiles is Points.com's first retail coalition partner."

Members collecting Airmiles use them for outstanding value travel rewards including free flights that include airline taxes and charges, Eurostar journeys, hotel accommodation, car hire and travel insurance. Members collect Airmiles through their everyday spending on purchases like groceries and gas.

Andrea Burchett, Director of Relationship Marketing and Insight, The Mileage Company said:

“The premise of the Airmiles’ UK program is about giving members the best opportunity to fully capitalize on their rewards. The new Airmiles Buy and Gift offering means that members can quickly and easily top up miles and enjoy great value travel rewards that much sooner."

The Mileage Company/UK Airmiles program joins existing Points.com international partners including, British Airways Executive Club, Air France KLM Flying Blue, DISTANCIA, Icelandair Award Points, Lufthansa Miles & More, MexicanaGO, Scandinavian Airlines EuroBonus, Virgin Atlantic Flying Club and Intercontinental Priority Club® Rewards.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About Airmiles www.airmiles.co.uk

The UK’s longest running and most rewarding scheme of its kind, Airmiles members collect Airmiles for travel and leisure rewards.

Members collect Airmiles with the Lloyds TSB Airmiles Duo Credit Card account, shopping at Tesco, filling up with fuel at Shell Service Stations and purchasing online with over 250 popular brands when accessed via airmiles.co.uk eStore.

Millions of UK members collect Airmiles on their everyday spending and use them for completely free flights that include all airline taxes, fees and surcharges, Eurostar journeys, hotel accommodation, tour operator holidays, car hire, travel insurance and special days out including Alton Towers, Legoland and English Heritage Annual Passes.

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For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. jordan@allisonpr.com

Business inquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

The Mileage Company/Airmiles
Susan Barber
Head of Corporate and Consumer Relations
T. + 44 (0) 1293 722 252
E susan_barber@themileagecompany.com